Exhibit (a)(1)(I)

Letter from Glenn Splieth to eligible employees in Japan

July 31, 2003

Dear Employee:

As I previously announced in an e-mail message on July 31, 2003, RadiSys is offering its employees a Stock Option Exchange Program (the "Exchange Program"). This letter is to provide a general overview of this program and sources of detailed information to help you understand your choices.

Background

Stock options are an important component of RadiSys' Total Compensation strategy for employees. They are intended to encourage employees to act as owners and enable them to share in the value they help create for the Company.

Due to market conditions, many of the outstanding stock options held by RadiSys employees are "underwater," meaning that the exercise prices of the stock options are greater than the current market price of our common stock. As a result, employees would not realize any value if they exercised their options.

To help restore value to your stock options, RadiSys' Board of Directors and Shareholders have approved the Exchange Program. This program lets you exchange your eligible stock options for a lesser number of new options. Here are a few key aspects of the Exchange Program:

o The exchange ratio (between the number of options you will surrender and the number of new options you will receive) depends on the exercise price of your current option grant(s).

o U.S. accounting regulations require that we wait at least six months and one day from the cancellation date before we grant the new options to avoid a potentially significant expense on our financial statements. We will grant the new options following the expiration of that period, which we expect to be no earlier than March 1, 2004.

o The exercise price of the new option grant will be the closing price of shares of our common stock as reported by the Nasdaq National Market on the new option grant date.

o The offering period is from Thursday, July 31, at 8:00 a.m. Pacific Time (U.S.) through Wednesday, August 27, 2003, at 9:00 p.m. Pacific Time. This timeframe complies with U.S. Securities and Exchange Commission regulations requiring that we give you at least 20 business days to decide whether or not to participate.

o On the first business day after the offering period expires (August 28, 2003), we will cancel the surrendered options.

Eligibility

To be eligible, you must:

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o     Have eligible options (i.e., options with an exercise price of $20.00 or more),

o Be a current employee of RadiSys residing in Germany, Japan, the United Kingdom, or the United States, and

o Remain employed by RadiSys continuously through the new option grant date. If your employment ends for any reason before the new option grant date (whether voluntary or involuntary), you will not receive any new options.

Board of Directors, vice-presidents and executive officers, as well as RadiSys employees who reside in Israel or The Netherlands are not eligible to participate in the Exchange Program.

In This Packet

This packet contains important information about the Exchange Program, including:

o The Offer to Exchange, which contains the terms and conditions of the Exchange Program,

o     A Stock Option Exchange Program Overview,

o     Frequently Asked Questions ("FAQs")

o     A Significant Events Calendar,

o     Guide to International Issues, and

o Your personalized Election Agreement, which lists all your outstanding option grants.

Additional Resources

Human Resources will be holding meetings to discuss and answer questions about the Exchange Program. This meeting schedule is included on the enclosed Significant Events Calendar.

In addition, we have revised the Plan Summary and Prospectus for the 2001 Nonqualified Stock Option Plan and the 1995 Stock Incentive Plan. You can find this on the HR Toolkit of the RadiSphere intranet at http://radisphere.radisys.com. Select Communities > HR > HR Toolkit > Compensation > Stock Option Plan.

How To Participate

To participate in the program, you must complete the enclosed Election Agreement and send it to Mellon Investor Services ("Mellon"), whom RadiSys has engaged to handle the administration of this Exchange Program. The election form must be received by Mellon by Wednesday, August 27, 2003, at 9:00 p.m. Pacific Time (U.S.). Detailed instructions, mailing addresses and a facsimile number are listed on the Election Agreement.

Deciding Whether to Participate

Participation in the Exchange Program is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions.

Neither the Company nor the Board of Directors can help you to determine whether or not to participate in the Exchange Program. Therefore, you should carefully read the Offer to Exchange, as well as the other information we've provided, before you decide whether to

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participate. In addition, we encourage you to seek advice from your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Program. The decision of whether or not to participate is completely your choice.

For More Information

For additional information or assistance, you can contact Mellon. Mellon customer service representatives are available Monday through Friday from 5:00 a.m. to 4:00 p.m., Pacific Time (U.S.), at +201-329-8905.

If you require a translator, a customer service representative will connect you with one and answer any questions you have over the phone.

Thank you for your consideration of the Exchange Program and for your ongoing contributions to RadiSys' future success.

Regards,


/s/ Glenn Splieth

Glenn Splieth
Senior Director, Human Resources

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Draft prepared by Buck Consultants                                  July 2, 2003